UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number 1-9141

NEWS HOLDINGS LIMITED

(formerly known as THE NEWS CORPORATION LIMITED)

(Exact Name of Registrant as Specified in Charter)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

American Depositary Shares evidenced by American Depositary Receipts and representing Ordinary Shares of The News Corporation Limited

American Depositary Shares evidenced by American Depositary Receipts and representing Preferred Limited Voting Ordinary Shares of The News Corporation Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The News Corporation Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE NEWS CORPORATION LIMITED

Dated: November 12, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Senior Executive Vice-President and Group General Counsel